Exhibit 99.1

G Medical Innovations (NASDAQ: GMVD) to Open One of the Largest COVID-19 Test Processing Labs and
Walk-in Testing Facilities in the U.S.

The 26,000 sq ft site in Laguna, CA opens next week and will be able to process approximately 100,000 tests daily

Laguna, CA – February 7, 2022 – G Medical Innovations Holdings Ltd. (NASDAQ: GMVD), a telehealth, medical device, and remote patient monitoring company providing clinical-grade solutions for consumers, medical professionals, and healthcare institutions, today announced that it has secured a 26,000 square foot site in Laguna, CA, to open one of the largest COVID-19 test processing laboratories in the United States for its G Medical Labs, Tests and Services division.

“The new facility will enable us to process a dramatic increase in samples we have begun receiving via the distribution success of our LiveNow At-Home PCR test kits developed in partnership with McDade Products, LLC. The first million test kits began shipping to retailers nationally last week, and millions more will be on retailers’ shelves in the coming weeks,” said Dr. Yacov Geva, President, and CEO of G Medical Innovations.

The Laguna lab will enable the company to process approximately 100,000 samples per day. The site will also offer same-day, walk-in COVID-19 PCR testing for the general public and has the capacity to process samples for other labs and entities that require expedited results. The facility is expected to open by next week.

In January, Pittsburgh-based McDade Products, LLC and G Medical Tests and Services partnered to make millions of FDA EUA-approved COVID-19 PCR collection test kits available for retailers in response to a national shortage of COVID-19 test options. The LiveNow COVID-19 PCR Test Collection Kits provide 24 to 48-hour certified lab results and retail for $9.99. Visit https://www.mcdadegrp.com/ to place orders for the LiveNow PCR Collection Kits.

G Medical Labs, Tests and Services currently operates storefront testing locations in California. During the next few months, the company expects to expand its network of storefront testing locations in other U.S. regions to be announced at a later date.

About G Medical Innovations

G Medical Innovations Holdings Ltd. is an early commercial-stage healthcare company engaged in the development of next-generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

About McDade Group

McDade Products is a division of McDade Group, a privately held specialty sales, marketing, and distribution company serving the U.S. retail industry. Founded in 1994, McDade Group is a growing and dynamic sales, marketing, and distribution services company headquartered in Pittsburgh, PA. The company has expanded to provide solutions in distribution, category management, full-service merchandising, and consulting across the U.S. retail industry. Many of the world’s leading CPG manufacturers rely on the ability of McDade Group to build strong industry relationships and deliver services, insights, and expertise for hundreds of their products. Visit: https://www.mcdadegrp.com/ or LinkedIn: https://www.linkedin.com/company/mcdade-group/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical is using forward-looking statements when it discusses opening one of the largest COVID-19 test processing laboratories in the United States, that the new facility will enable the company to process a dramatic increase in samples, distribution of At-Home PCR test kits, the processing capacity of the Laguna lab, and that it will offer same-day, walk-in COVID-19 PCR testing, the timing of the opening of the facility, and that during the next few months, the company expects to expand its network of storefront testing locations in other U.S. regions to be announced at a later date. Because such statements deal with future events and are based on G Medical’s and McDade Products’ current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical and McDade Products could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on June 28, 2021, the registration statement on Form F-1 filed on January 31, 2022 (registration no. 333-262422) and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. G Medical and McDade Products are not responsible for the contents of third-party websites.

Investor Relations CONTACT:

G Medical Innovations

Kobi Ben-Efraim, CFO

+972 8-958-4777

service@gmedinnovations.com